Exhibit 99.2

DAVID H. MURDOCK
10900 Wilshire Boulevard, Suite 1600, Los Angeles, California 90024

September 22, 2002

Board of Directors
Dole Food Company, Inc.
One Dole Drive
Westlake Village, California 91362

Dear Sirs:

I present herewith the following proposal whereby a corporation designated by me would acquire all of the outstanding shares of common stock of Dole Food Company, Inc. not already owned by me or my affiliates for $29.50 per share in cash. This proposal represents a 20.5% premium over the closing price on Friday, September 20, 2002 of $24.49 per share.

I believe this offer presents an excellent opportunity for Dole Food Company Inc.’s shareholders to realize a premium for their shares at a fair price.

As you know, the Company’s attempt to enhance shareholder value over the years through such measures as restructurings and improvements to existing businesses, cost reductions, investments in additional businesses for growth and diversification, and a recent dividend increase have had little impact on the Company’s stock price. Additionally, the Company engaged Goldman Sachs in 2000 to explore strategic alternatives, including a possible sale of the Company in an effort to increase shareholder value, which proved unsuccessful.

I believe that the stock’s performance is due to a variety of factors, including the fact that the Company, which operates in 94 different countries, deals in perishable commodities which are subject to external factors that result in unpredictable quarterly earnings, Those external factors include weather patterns, economic crises in markets, EU licensing problems and restrictions, supply and demand imbalances, foreign currency exchange rates and intense pricing competition. It is unlikely that these uncontrollable forces affecting the perishable commodities business will change in the foreseeable future.

Therefore, after much consideration, I believe that providing a premium to existing shareholders at a fair price and operating Dole Food Company, Inc. as a private enterprise is the best alternative given the public-market focus on short-term earnings and predictable quarterly results. This will give the Company greater flexibility to make investment and operating decisions based on long-term strategic goals without the concern that a public company must have for the public market’s short-term expectations.

To facilitate a transaction, I have engaged Deutsche Bank as financial advisor, and Paul Hastings, Janofsky & Walker LLP, as legal advisor. In that regard, Deutsche Bank has issued a “highly confident” letter with respect to the financing for the proposed transaction that, together with additional funding I am prepared to commit, is sufficient to consummate the transaction. I am ready to negotiate a definitive merger agreement which would contain customary terms and conditions for transactions of this type. Representatives of Deutsche Bank and Paul Hastings are available to meet with the Board of Directors to discuss this proposal at your earliest convenience.

While I am prepared to move quickly, the Board of Directors will require some time to evaluate my proposal. Given my involvement, the Board of Directors may want to establish a special committee to review the proposal, and that committee may choose to engage legal counsel and an investment banking firm to assist in its review.

While I appreciate and respect the Board’s need to conduct an appropriate process in evaluating my proposal, time is of the essence and your prompt consideration to this proposal is requested. Accordingly, while I reserve the right to terminate my proposal earlier, I plan to terminate or withdraw it if a definitive merger agreement has not been executed by November 6, 2002.

Very truly yours,

/s/ David H. Murdock

David H. Murdock